John L. Reizian, Esquire
Vice President and Associate General Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103-1106
Telephone: (860) 466-1539
Facsimile:  (860) 466-2550
John.Reizian@LFG.com

VIA EDGAR

May 14, 2018

U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 333-191329; 811-08557; CIK: 0001048607
      Post-Effective Amendment No. 9, Form N-6, Rule 485(a)

Dear Sir or Madam:

Today we are electronically filing on EDGAR Post-Effective Amendment No. 9 to the Registration Statement on Form N-6 for a variable life insurance product.  The marketing name for this product is Lincoln "Lincoln VULONE2014."  The purpose of this supplement is to add a new rider, the Lincoln LifeAssure® Accelerated Benefits Rider, to the prospectus.  This rider provides for and acceleration of the policy's Death benefit in the event the insured becomes Critically or Terminally Ill.

Please contact me at (860) 466-1539, with any questions or comments you may have with regard to this filing.

Sincerely,

/s/ John L. Reizian

John L. Reizian
Vice President and Associate General Counsel